The following classes were created during the period covered by the N-SAR:  R Class Shares of the International Equity Fund; Class C Shares of the Emerging Markets Equity Fund, International Value Fund, Intrepid International Fund and Japan Fund; and Select Class Shares of the Intrepid International Fund and Japan Fund.